UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-03562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AQUILA, INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUILA INC.
20 West Ninth Street, Kansas City, Missouri 64105

REQUIRED INFORMATION

The Aquila, Inc. Retirement Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of Aquila, Inc. Retirement Investment Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.

Aquila, Inc. Retirement Investment Plan

By: [signature]
Michael E. Cole
Vice President Finance
and Treasurer

Date: June 13, 2008

EXHIBIT INDEX

Exhibit 23.1

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-68042 and 333-29819) of our report dated June 11, 2008, relating to the financial statements and supplemental schedule of the Aquila, Inc. Retirement Investment Plan as of December 31, 2007 and 2006, and for the years then ended included in this Annual Report on Form 11-K. It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2007, or performed any audit procedures subsequent to the date of our report.

Mayer Hoffman McCann P.C.

Leawood, Kansas
June 12, 2008

APPENDIX 1

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial statements as of and for the years ended December 31, 2007 and 2006. Supplemental schedule as of and for the year ended December 31, 2007 and Report of Independent Registered Public Accounting Firm.

AQUILA, INC. RETIREMENT INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2007 and 2006

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Compensation and Benefits Committee
Aquila, Inc. Retirement Investment Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leawood, Kansas
June 12, 2008

Mayer Hoffman McCann P.C.

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

		2007	2006
Assets:			
Investments:			
Investments, at fair value as determined by quoted market prices	$	228,367,310	217,402,586
Investments, at fair value as determined by the trustee		29,662,142	47,828,111
Participant loans		4,133,418	4,638,333
Total investments		262,162,870	269,869,030
Receivables:			
Participant contributions		286,299	662,943
Employer contributions		4,062,441	4,779,090
Net assets reflecting all investments at fair value		266,511,610	275,311,063
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		1,042,434	898,788
Net assets available for benefits	$	267,554,044	276,209,851

See accompanying notes to financial statements.

AQUILA, INC. RETIREMENT
INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (3,717,920)	21,606,487
Interest and dividends	16,735,738	10,611,652
Total investment income	13,017,818	32,218,139
Contributions:		
Employer	10,514,922	11,998,353
Participant	10,222,940	11,671,323
Employee rollovers from other investment plans	100,855	390,796
Total contributions	20,838,717	24,060,472
Total additions	33,856,535	56,278,611
Deductions:		
Benefit payments	42,323,387	45,359,436
Management fees	188,955	111,964
Total deductions	42,512,342	45,471,400
Net increase (decrease)	(8,655,807)	10,807,211
Transfers out of the plan	—	3,242,944
Net assets available for benefits:		
Beginning of year	276,209,851	268,645,584
End of year	$ 267,554,044	276,209,851

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Aquila, Inc. Retirement Investment Plan (the Plan) is provided for information purposes only. Participants should refer to their Plan Summary for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and eligible part-time employees of Aquila, Inc. and subsidiaries (collectively, the Company).

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions, which are matched by employer contributions, and (b) providing employer discretionary contributions regardless of whether employees make contributions on their own. The Plan also permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date employment commences. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may elect to defer a percentage of their compensation each pay period on an after-tax basis or pretax basis, subject to certain Internal Revenue Code limitations. However, in no event will the sum of the participant's year-to-date pre-tax and after-tax deferrals exceed 50% of their annual base compensation. Pre-tax and after-tax employee contributions will be matched by the Company generally in the amount of 100% of the first 6% of participant base compensation provided that, however, in no event will the sum of the pre-tax and after-tax employer matching contributions exceed 6% of the participant's total deferred compensation under the Plan. Participants do not pay federal income taxes on their deferrals, employer matching contributions, or investment earnings until such time as distributions from the Plan are received.

In addition to employer matching contributions, the Company may make an employer discretionary contribution and/or supplementary discretionary employer contribution. Eligible active participants at December 31 with at least 1,000 hours of service during the year, along with eligible participants who terminated employment during the year on or after attaining age 55, share in the discretionary contribution. In 2007 and 2006, total Company discretionary contributions were approximately 3% of total eligible participant compensation.

(Continued)

The discretionary contributions to the Plan were $3,883,743 and $4,347,176 in 2007 and 2006, respectively. The 2007 and 2006 contributions were issued in the form of cash. These transactions, which did not occur until the subsequent plan year, are included in employer contributions receivable as of December 31, 2007 and 2006.

(c) ***Participant Accounts***

The accounts of each eligible participant are adjusted by any employee pre-tax contributions, employee after-tax contributions, employer matching contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and employer discretionary contributions.

Investment gains, losses, dividends, and interest of each fund are allocated to the accounts of the participants based on each participant's account as a percentage of the total value of all participant accounts on a daily basis.

(d) ***Vesting***

Participants are immediately vested in their contributions to the Plan and the investment income thereon. Effective November 29, 2007 (the effective date of the Class Action Settlement Agreement relating to the *In Re Aquila ERISA litigation,* see note 9) the full value of each participant's accounts, including any future contributions to such accounts became fully vested and non-forfeitable. In 2006, participants vest 20% after each year of credited service in the employer matching and discretionary contributions made on their behalf and the investment income thereon. If participants terminate before they are 100% vested, the unvested portion is forfeited. During 2007 and 2006, forfeitures were $179,718 and $124,403 respectively. The balance of unallocated forfeitures at December 31, 2007 and 2006 were $21,587 and $5,468, respectively. Forfeitures are generally used to pay plan expenses and offset employer matching contributions.

(e) ***Payment of Benefits***

Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship are administered by JPMorgan Retirement Plan Services. If a distribution is made for financial hardship or certain other in-service withdrawals, employee deferral and employer matching contributions will be suspended for six months. Distributions are made in cash except that a participant may elect to receive a distribution of Company stock held in his or her account in the form of common shares.

(f) ***Investment Programs***

JP Morgan Retirement Plan Services is the record keeper of the Plan. Participants may direct the investment of all contributions in 1% increments among the following options: Aquila, Inc. common stock; mutual funds that give the employee the option to invest in large, mid, and small company stocks, including international (based on market capitalization); and fixed income funds. Aquila added five American Century LIVESTRONG (target-based retirement funds) funds on January 2, 2007. The American Century LIVESTRONG funds replaced the three Asset Allocation portfolios in the 401(k) Plan (Conservative, Moderate and Aggressive). In addition, several other fund changes were made during 2007:

Prior Investment Option	New Investment Option
Fidelity Equity Income	American Beacon Large Cap Value Fund
American Century Ultra	Vanguard Morgan Growth Fund
American Century Stable Asset	JPMorgan Stable Asset Income Fund
American Century Income & Growth	American Funds Fundamental Inv. Fund
Vanguard Extended Market Index Fund	Vanguard Extended Market Index Fund

The Plan also offers a self-directed brokerage account investment option that allows the participant to invest in publicly traded securities and mutual funds. Transfers among the contributory funds may be elected in 1% increments at any time during the year.

The investment managers who provide the mutual funds available to participants are American Century Investments, Fidelity Investments, JP Morgan Funds, the Vanguard Group, Artisan Funds, American Funds, and The Managers Funds.

(g) Participant Loans

The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their employer discretionary contributions, or $50,000 less their highest outstanding loan balance for the 12 previous months. The minimum loan amount is $1,000. Loans for the acquisition of the participant's primary residence must be repaid within 10 years. All other loans must be repaid within 5 years. Interest is charged at prevailing market rates at the time the loan is funded plus 2% and is fixed over the life of the loan.

(h) Management Fees

The expenses incurred to operate the Plan, such as administrator fees and trustee fees, are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Investment Valuation

The Plan's investments are stated at fair value. Fair value is determined by quoted market prices if available. Investments in the JPMorgan Stable Value Fund and the JP Morgan Stable Asset Income Fund (the funds) are stated at contract value as provided by JP Morgan Chase Bank, N.A. Investments in the SEI Stable Asset Fund (the fund) are stated at the contract value as provided by the SEI Trust Company. See Note 4 regarding the valuation of the fund.

As required by the Financial Accounting Standards Board issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, states investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. Investments in the JP Morgan Stable Value Fund, the JP Morgan Stable Asset Income Fund and the SEI Stable Asset Fund are investment contracts and are fully benefit-responsive. In order to reflect fully benefit-responsive contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the Statement of Net Assets Available for Benefits.

The Plan may invest in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Investments

The following are investments that represent 5% or more of the Plan's net assets as of December 31, 2007 and 2006, respectively:

	2007	2006
Aquila, Inc. common stock, 5,441,025 and 6,656,248 shares, respectively	$ 20,295,022	31,284,433
SEI Stable Asset Fund, 0 and 47,828,111 shares, respectively	—	47,828,111
American Century Income & Growth Fund, 0 and 729,465 shares, respectively	—	24,286,903
American Century International Growth Fund, 0 and 1,419,430 shares, respectively	—	17,763,263
American Century Ultra Fund, 0 and 512,016 shares, respectively	—	13,874,476
American Century Equity Index Fund, 0 and 3,439,442 shares, respectively	—	19,417,996
Artisan Mid Cap Fund, 670,428 and 717,478 shares, respectively	20,743,027	21,849,698
American Century Small Cap Value Fund, 0 and 1,687,700 shares, respectively	—	16,435,866
Fidelity Equity Income Fund, 0 and 247,024 shares respectively	—	14,458,943
JPMorgan Stable Value Fund, 283,009 shares and 0 shares, respectively	27,663,482	—
American Funds Fundamental Inv Fund, 482,757 shares and 0 shares, respectively	20,464,053	—
American Century Livestrong 2015 Fund, 1,515,110 shares and 0 shares, respectively	18,075,266	—
American Century Livestrong 2025 Fund, 1,725,075 shares and 0 shares, respectively	21,390,932	—

(Continued)

During 2007 and 2006, the Plan's investments (including realized gains and losses on investments, as well as unrealized gains and losses on investments) appreciated or (depreciated) in value by $(3,717,920) and $21,606,487 respectively, as follows:

		2007	2006
Aquila, Inc. common stock	$	(5,899,907)	8,220,206
Mutual funds		1,470,316	12,977,078
Common collective trust		412,343	(292)
CISC brokerage fund		299,328	409,495
Total net appreciation	$	(3,717,920)	21,606,487

The CISC brokerage fund consists of investments in securities chosen by the participant; as a result, investments consist of both common stock and mutual funds.

(4) Investment Contracts

The Plan has benefit-responsive investment contracts with JP Morgan Chase Bank, N.A. and the SEI Trust Company. The contracts are included in the Statements of Net Assets Available for Benefits at estimated fair value as provided by JP Morgan Chase Bank N.A. and the SEI Trust Company. The adjustment from fair value to contract value for the investment contract is based on the contract value as provided by JP Morgan Chase Bank, N.A. and the SEI Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities.

(5) Related Party Transactions

Certain Plan investments are in shares of mutual funds and money market funds managed by affiliates of JP Morgan and Union Bank of California. During 2007 and 2006, JP Morgan Retirement Plan Services is the record keeper and Union Bank of California is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are commission-based, determined as a percentage of total volume per transaction. In addition, Aquila, Inc. common stock is held in participants' Plan accounts.

(6) Effect of Divestitures on the Plan

The Company sold its electric distribution business in Kansas on April 1, 2007. As with previous similar asset sales, plan participants within the divested business unit were treated as terminated employees and offered the same account options available to other terminated participants.

Under the terms of the Plan, an individual terminated employee has the choice of maintaining his or her account with the Plan, withdrawing it, rolling it over into the purchaser's plan, or rolling it over into an IRA at any time from the date of the transaction closing to age 70 1/2.

(7) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan, by action of the board of directors or the compensation and benefits committee, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(8) Income Tax Status

The Plan obtained its latest determination letter, dated September 2, 2005, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has not been restated since 2003, but was amended effective December 8, 2005, January 2, 2006, December 13, 2006, and November 29, 2007 since receiving that determination letter. The Plan administrator and the Plan's tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

(9) ERISA Litigation

On September 24, 2004, a lawsuit was filed in the U.S. District Court for the Western District of Missouri against Aquila and certain members of its Board of Directors and management, alleging they violated ERISA and are responsible for losses that participants experienced as a result of the decline in the value of their Aquila common stock held in the 401(k) plan. A number of similar lawsuits alleging that the defendants breached their fiduciary duties to the plan participants in violation of ERISA by concealing information and/or misleading employees who held Aquila common stock through the 401(k) plan were subsequently filed against the Company. The suits also sought damages for the plan's losses resulting from the alleged breaches of fiduciary duties. The court ordered that all of these lawsuits be consolidated into a single case captioned In Re Aquila ERISA Litigation and certified the case as a class action. In April 2007, Aquila signed a settlement agreement with the plaintiffs for $10.5 million, which will be paid by its insurance carrier. In addition, the Company adopted an amendment to the Plan which immediately and fully vested all participants in their existing account balances. The Plan was also amended effective November 29, 2007 to provide that all future employer matching and discretionary contributions made on or after the settlement effective date will be 100% vested. The order granting motion for disbursement of the settlement funds was signed by the District Judge on April 9, 2008. On May 7, 2008, $6,600,477 was allocated to eligible participants based on the formula approved by the court.

(Continued)

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2007 and 2006, respectively:

	2007	2006
Net assets available for benefits per the financial statements	$ 267,554,044	$ 276,209,851
Amounts due from plan sponsor for participant contributions	(286,299)	(270,812)
Amounts due from plan sponsor for employer contributions	(178,698)	(173,774)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,042,434)	(898,788)
Net assets available for benefits per the Form 5500	$ 266,046,613	$ 274,866,477

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to Form 5500 for the years ended December 31, 2007 and 2006, respectively.

Total investment income per the financial statements	$ 13,017,818	$ 32,218,139
Current year change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(143,646)	—
Total investment income per the Form 5500	$ 12,874,172	32,218,139

The following is a reconciliation of contributions per the financial statements to Form 5500 for the years ended December 31, 2007 and 2006, respectively:

	2007	2006
Total contributions per the financial statements	$ 20,838,717	$ 24,060,472
Amounts due from plan sponsor for participant contributions	(4,924)	(22,303)
Amounts due from plan sponsor for employer contributions	(15,487)	(33,875)
Total contributions per the Form 5500	$ 20,818,306	24,004,294

The tables presented above reconcile the Company's financial statements that have been prepared on an accrual basis to the Form 5500, which has been prepared using the cash basis of accounting.

(11) Pending Aquila Merger

On February 6, 2007, the Company entered into an agreement and plan of merger with Great Plains Energy and Black Hills. If the Merger is completed, the Company will become a wholly-owned subsidiary of Great Plains Energy. In connection with the Merger, the Company also entered into agreements with Black Hills under which the Company has agreed to sell its Colorado electric utility and its Colorado, Iowa, Kansas and Nebraska gas utilities to Black Hills. The employees of these utility operations are expected to be transferred to Black Hills upon completion of the sale.

At this time, Great Plains Energy has not determined whether it will maintain two separate plans or merge the respective plans together. The plan participants who are part of the properties being sold to Black Hills will be treated as terminated employees. Under the terms of the Plan, individual terminated employees have the choice to maintain their account with the Plan, withdraw it, transfer it to the purchaser's plan, or roll it over into an IRA at any time from the date of the transaction closing to age 70½.

As a result of the Merger, certain positions will be eliminated. The majority of the position eliminations are linked to "central services" functions of the Company that have previously served the properties such as the call centers and accounting.

(12) Plan Amendments

During 2006, the Plan was amended to allow employees whose employment is terminated by the Company in connection with the closing of the sale of the Michigan, Minnesota and Missouri gas and the Kansas electric properties to be eligible to share in the allocation of any Employer Discretionary Contribution for the plan year during which their employment terminates regardless of whether they were credited with 1,000 or more hours of service. In addition, the Plan was amended to conform with revised IRS regulations under code sections 401(k) and 401(m) and with new safe harbor hardship withdrawal events.

The Plan was amended in January 2008 to provide for full vesting as required under the Settlement Agreement for the *In Re ERISA Litigation.* In addition, the plan was amended to allow for direct rollovers by non-spouse beneficiaries in accordance with the Pension Protection Act of 2006.

(13) DOL Audit

In March 2007 the Department of Labor (DOL) commenced an audit of the Aquila Retirement Income and Retirement Investment Plans. This was a routine cyclical review and was not affiliated with a non-compliance issue, participant complaint or the 401(k) ERISA class action lawsuit. The scope of the review is from January 1, 1999 to December 31, 2006. Prior to this, the Retirement Income Plan had been reviewed by the DOL for plan years prior to 1999. The Retirement Investment Plan had not been reviewed for at least 10 years.

Included areas of review for both plans included general organizational information, plan documents, fiduciary selection, monitoring and activities, annual reports, employee communications, contribution records, operational processes, expenses, investment selection, monitoring and performance and ERISA litigation.

The DOL has not closed the audit because they were waiting for the final outcome of the ERISA litigation settlement before doing so. They have been informed of the settlement and the final allocation of the settlement proceeds to members of the class and the plans are awaiting their response.

(14) Subsequent Event

Effective June 2, 2008, the trustee of the Aquila, Inc. Retirement Investment Plan was changed from Union Bank of California to JPMorgan Chase Bank. The change was made to reduce costs and enable the use of automated processing between JPMorgan Retirement Plan Services (the plan recordkeeper) and the trustee. As a result of the change, trustee fees associated with the plan will be reduced and transactions such as participant loans, rollovers and distributions will be completed more quickly and efficiently through the use of automated systems.

SUPPLEMENTAL SCHEDULE

Schedule

AQUILA, INC. RETIREMENT
INVESTMENT PLAN
EIN 44-0541877 Plan Number 021

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Shares or face value	Description		Fair market value
Registered Investment Companies			
281,744	American Funds The Growth Fund of America	$	9,582,097
266,492	American Funds Balanced Fund		5,145,952
1,052,793	American Century Equity Index Fund		6,148,309
841,789	American Century International Growth Fund		11,641,941
1,595,808	American Century Small Cap Value Fund		12,080,265
670,428	Artisan Mid Cap Fund		20,743,027
211,172	Fidelity Diversified International Fund		8,425,780
587,548	J.P. Morgan Bond Fund*		5,223,301
98,486	Managers Special Equity Fund		6,328,681
764,610	Vanguard Intermediate Term Bond Fund		8,028,402
482,757	American Funds Fundamental Inv Fund		20,464,053
481,003	American Beacon Large Cap Value Fund		10,769,667
126,736	Vanguard Morgan Growth Fund		7,678,925
237,419	Vanguard Extended Market Index Fund		9,475,388
320,916	American Century Livestrong Income Fund		3,578,219
1,515,110	American Century Livestrong 2015 Fund		18,075,266
1,725,075	American Century Livestrong 2025 Fund		21,390,932
920,941	American Century Livestrong 2035 Fund		12,138,002
545,236	American Century Livestrong 2045 Fund		7,349,779
Common/Collective Funds			
5,464	JPM Stable Asset Income Fund		1,998,660
283,009	JPM Stable Value Fund		27,663,482
Company Stock			
5,441,025	Aquila, Inc. common stock*		20,295,022
Brokerage Funds			
3,804,302	CISC Brokerage Fund (a)*		3,804,302
Loans			
4,133,418	Aquila, Inc. participant loans (b)		4,133,418
	Total investments	$	262,162,870

* Party-in-interest to the Plan.

(a) Includes individual securities held by the trust at the direction of the participant.
(b) Interest rates on participant loans are fixed and equal to the prime rate plus 2% ranging from 6.00% to 11.50%.

END